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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
        AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             GLADSTONE CAPITAL CORP.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    376535100
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                      Fairholme Capital Management, L.L.C.
                                 51 JFK Parkway
                          Short Hills, New Jersey 07078
                                 (973) 379-6557

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                February 28, 2003
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]  Rule 13d-1-(b)
           [X]  Rule 13d-1-(c)
           [ ]  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 Pages


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CUSIP No. 376535100                          13G               Page 2 of 6 Pages

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Fairholme Capital Management, L.L.C.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      [ ]
(b)      [ ]
3.       SEC Use Only
                     -----------------------------------------------------------
4.       Citizenship or Place of Organization:  New Jersey
                                               ---------------------------------
      Number of Shares       5.  Sole Voting Power               214,102
      Beneficially                                        ----------------------
      Owned by               6.  Shared Voting Power             0
      Each                                                ----------------------
      Reporting              7.  Sole Dispositive Power          528,202
      Person                                              ----------------------
      With                   8.  Shared Dispositive Power        0
                                                          ----------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  528,202
                                                                      --------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                            ----------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9  5.24% of Common Stock
                                                          ----------------------
12.Type of Reporting Person (See Instructions)  OO
                                               ---------------------------------


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CUSIP No. 376535100

ITEM 1(A)  NAME OF ISSUER:

Gladstone Capital Corporation (the "Issuer")

ITEM 1(B)  ADDRESS OF ISSUER:

1616 Anderson Road, Suite 208
McLean, VA 22102

ITEM 2(A)  NAME OF PERSON FILING:

Fairholme Capital Management, L.L.C. ("Fairholme")

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

51 JFK Parkway
Short Hills, New Jersey 07078

ITEM 2(C)  CITIZENSHIP:

New Jersey, USA

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

Common Stock $0.001 par value

ITEM 2(E)  CUSIP NUMBER:

376535100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR 13D-2(C) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, CHECK WHETHER THE FILING PERSON IS A:

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CUSIP No. 376535100

a.       [ ]     Broker or dealer registered under Section 15 of the Act,
b.       [ ]     Bank as defined in Section 3(a)(6) of the Act,
c.       [ ]     Insurance Company as defined in Section 3(a)(19) of the Act,
d.       [ ]     Investment Company registered under Section 8 of the Investment
                 Company Act,
e.       [ ]     Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f.       [ ]     Employee Benefit Plan, or Endowment Fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F),
g.       [ ]     Parent Holding Company or Control Person, in accordance with
                 Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h.       [ ]     A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);
i.       [ ]     A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940;
j.       [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4 OWNERSHIP:

         (A) AMOUNT BENEFICIALLY OWNED: As of March 4, 2003, 528,202 shares of the Issuer were beneficially owned by Fairholme on behalf of a public investment vehicle advised by Fairholme, a private investment vehicle of which Fairholme is the managing member and managed accounts advised by Fairholme. Accordingly, Fairholme may have attributed to it, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the beneficial ownership of the aggregate amount of 528,202 shares of the Issuer.

         (B) PERCENTAGE OF CLASS: 5.24% (calculated based on 10,071,844 common shares outstanding as of February 7, 2003, as reported in the latest Form 10Q of the Issuer).

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                           214,102 shares

                  (II)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                           0

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CUSIP No. 376535100

                  (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           528,202 shares

                  (IV)     SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           0

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable

ITEM 10           CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 376535100

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2003
------------------------------------
DATE

FAIRHOLME CAPITAL MANAGEMENT, L.L.C.

BY:                   /S/ BRUCE R. BERKOWITZ
                      ----------------------
                     SIGNATURE

Name:  Bruce R. Berkowitz
Title:  Managing Member

                               Page 6 of 6 Pages